Filed by Verizon Communications Inc.

Pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: MCI, Inc.

Commission File No.: 001-10415

Media Briefing

Moving from FiOS to MCI, I just want to give you a little update on where we are in the approval process for the MCI acquisition. We have of course filed with the Department of Justice. We have received the second request for information from the Department of Justice. We are in the process of gathering all of the information to respond to the questions in that second request. We—this is moving along at a relatively quick pace, and we’re pleased with the progress at the DOJ.

At the FCC, we of course filed. Comments are due the 9th of May and replies are due the 24th of May. And again, we are pleased with the progress at the FCC.

In the states, we have filed our last three state applications this week—one in California, one in Mississippi, and the last in Hawaii. These were slower than the other states for a variety of reasons, which we can discuss if you’d like, but in any event, those three will be filed this week. That will conclude all our filings in all of the states. We have been getting some approvals from the states or decisions not to act in the states, so we—as we count, we’re down to 19 states where we have approvals remaining, and we see every reason to believe that we could conclude this process by the end of this calendar year. So we would anticipate that the approval process for MCI can be completed at both the federal and state levels in 2005 as we had indicated was our objective at the time that we first announced this transaction.

I think, as we have gotten into it, one point that I’d make or observation I’d make is that I believe most regulators are keeping this acquisition in perspective. This is really a relatively small acquisition. I mean, I know the name is significant and the symbolism is significant, but in terms of the actual dollars involved and the nature of the acquisition, it’s not a major acquisition; it is a relatively modest acquisition for Verizon. And given that—what’s happening in the industry, it does not appear as if this acquisition will have significant impact on the way in which services are provided to customers or on the competitive structure of the industry. Obviously the larger acquisition that’s in place in the near term is the SBC acquisition of AT&T, and by comparison or contrast, this acquisition is relatively modest.

Q: A couple of things on MCI. You mentioned that the FCC of May 24—tell me what that date was again—actually May 24?

MR. TAUKE: Oh, those were the comment dates for the MCI—let’s see. The dates are—the comments for the MCI acquisition process of the FCC—comments are May 9th and replies are due May 24. And at that point, the record would be essentially complete and ready for action.

Q: Right. Do you have a general timetable on how you think this is going to—and would any potential change in the price automatically cause you to re-set the clock and delay the process further?

MR. TAUKE: No, we don’t—I don’t think any change in the price would have any impact on the application. It doesn’t change the issues involved in the application.

Q: Well, what do you think of the opinion that the FCC reviewing a Verizon-MCI merger is a premature action because it’s not totally sure that MCI will merge with Verizon?

MR. TAUKE: Well, MCI has a signed agreement with Verizon. We have moved forward with the filing and we’re not expecting the FCC to move away from past precedent. And if you look back at past precedent, there has oftentimes been issues of other potential players coming in and potentially outbidding or taking some—attempting a hostile takeover if you will—and those issues have never before derailed an application process at the FCC once two players have a signed agreement and are moving forward to the consummation of a deal. So we would not expect the FCC to set any precedent here or to move away from past precedent, and our expectation is that the FCC will march along. We also think that we’re going to be successful in concluding this transaction.

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In connection with the proposed acquisition of MCI, Verizon filed, with the SEC on April 12, 2005, a proxy statement and prospectus on Form S-4 that contain important information about the proposed acquisition. These materials are not yet final and will be amended. Investors are urged to read the proxy statement and prospectus filed, and any other relevant materials filed by Verizon or MCI because they contain, or will contain, important information about Verizon, MCI and the proposed acquisition. The preliminary materials filed on April 12, 2005, the definitive versions of these materials and other relevant materials (when they become available) and any other documents filed by Verizon or MCI with the SEC, may be obtained for free at the SEC’s website at www.sec.gov. Investors may also obtain free copies of these documents at www.verizon.com/investor, or by request to Verizon Communications Inc., Investor Relations, 1095 Avenue of the Americas, 36th Floor, New York, NY 10036. Free copies of MCI’s filings are available at www.mci.com/about/investor_relations, or by request to MCI, Inc., Investor Relations, 22001 Loudoun County Parkway, Ashburn, VA 20147. Investors are urged to read the proxy statement and prospectus and the other relevant materials when such other materials become available before making any voting or investment decision with respect to the proposed acquisition.

Verizon, MCI, and their respective directors, executive officers, and other employees may be deemed to be participants in the solicitation of proxies from MCI shareowners with respect to the proposed transaction. Information about Verizon’s directors and executive officers is available in Verizon’s proxy statement for its 2005 annual meeting of shareholders, dated March 21, 2005. Information about MCI’s directors and executive officers is available in MCI’s annual report on Form 10-K for the year ended December 31, 2003. Additional information about the interests of potential participants will be included in the registration statement and proxy statement and other materials filed with the SEC.

NOTE: This document contains statements about expected future events and financial results that are forward-looking and subject to risks and uncertainties. For those statements, we claim the protection of the safe harbor for forward-looking statements contained in the Private Securities Litigation Reform Act of 1995. The following important factors could affect future results and could cause those results to differ materially from those expressed in the forward-looking statements: a significant change in the timing of, or the imposition of any government conditions to, the closing of the transaction; actual and contingent liabilities; and the extent and timing of our ability to obtain revenue enhancements and cost savings following the transaction. Additional factors that may affect the future results of Verizon and MCI are set forth in their respective filings with the Securities and Exchange Commission, which are available at www.verizon.com/investor/ and www.mci.com/about/investor_relations/sec/.